CONSENT OF BEN HARWOOD

The undersigned hereby consents to: (i) the use of the written disclosure derived from the Report on the Mineral Resources and Mineral Reserves of the Macassa mine complex located in northeastern, Ontario, Canada dated April 1, 2019 and effective December 31, 2018 (the “Technical Report”) in the Annual Information Form for the year ended December 31, 2018 (the “AIF”) of Kirkland Lake Gold Ltd. (the “Company”) being filed as an exhibit to the Company’s Form 40-F Annual Report for the period ended December 31, 2018, and any amendments thereto (the “40-F”), being filed with the United States Securities and Exchange Commission; (ii) the filing of the Technical Report as an exhibit to the 40-F; and (iii) the use of my name in the AIF, and the 40-F.

Signed “Ben Harwood”
Ben Harwood, P.Geo

Date: April 1, 2019